EXHIBIT 2
GLOBAL SOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

	At	At
	March 31	December 31
	2009	2008
	(Unaudited)
ASSETS
Current Assets:
Cash and cash equivalents	$116,054	$70,225
Available-for-sale securities	20,674	60,786
Accounts receivable, net	5,019	6,025
Receivables from sales representatives	4,517	5,574
Inventory	996	1,306
Prepaid expenses and other current assets	20,177	16,513
Deferred tax assets	28	28

Total Current Assets	167,465	160,457

Property and equipment, net	81,650	82,657
Long term investments	100	100
Deferred tax assets	328	323
Other noncurrent assets	1,646	1,561

Total Assets	$251,189	$245,098

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$8,032	$10,117
Deferred income and customer prepayments	81,544	73,636
Accrued liabilities	9,270	11,579
Income taxes payable	360	261

Total Current Liabilities	99,206	95,593

Deferred income and customer prepayments	3,536	3,044
Deferred tax liability	251	318

Total Liabilities	102,993	98,955

Shareholders’ equity:
Common shares, US$0.01 par value; 75,000,000 shares authorized;
51,416,300 (2008: 51,376,335) shares issued and 44,541,300 (2008: 44,501,335) shares outstanding	514	514
Additional paid in capital	134,448	133,922
Treasury shares, at cost – 6,875,000 (2008: 6,875,000) shares	(50,000)	(50,000)
Retained earnings	56,456	55,259
Accumulated other comprehensive income	1,934	2,225

Total Company Shareholders’ Equity	143,352	141,920

Non-controlling interest	4,844	4,223

Total Equity	148,196	146,143

Total Liabilities and Equity	$251,189	$245,098

GLOBAL SOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

	Three months ended March 31,
	2009	2008
	(Unaudited)	(Unaudited)
Revenue:
Online and other media services (Note 1)	$29,495	$33,532
Exhibitions	4,488	5,961
Miscellaneous	805	1,121

	34,788	40,614

Operating Expenses:
Sales (Note 2)	13,738	12,316
Event production	821	1,005
Community (Note 2)	5,197	6,043
General and administrative (Note 2)	11,595	11,228
Online services development (Note 2)	1,411	1,479
Amortization of software costs	42	40

Total Operating Expenses	32,804	32,111

Income from Operations	1,984	8,503

Interest and dividend income	65	1,297
Foreign exchange losses, net	(93)	(256)

Income before Income Taxes	1,956	9,544
Income Tax Expense	(138)	(233)

Net Income	$1,818	$9,311

Net income attributable to non-controlling interest	(621)	(1,106)

Net Income Attributable to the Company	$1,197	$8,205

Basic net income per share attributable to the Company’s shareholders	$0.03	$0.16

Shares used in basic net income per share calculations	44,541,722	51,281,797

Diluted net income per share attributable to the Company’s shareholders	$0.03	$0.16

Shares used in diluted net income per share calculations	45,671,181	52,064,034

Note : 1. Online and other media services consists of:

	Three months ended March 31,
	2009	2008
	(Unaudited)	(Unaudited)

Online services	$21,970	$21,930
Print services	7,525	11,602

	$29,495	$33,532

Note : 2. Non-cash compensation expenses associated with the employee equity compensation plans and Directors Purchase Plan included under various categories of expenses are as follows:

	Three months ended March 31,
	2009	2008
	(Unaudited)	(Unaudited)

Sales	$9	$(1,393)
Community	7	15
General administrative	436	(247)
Online services development	74	48

	$526	$(1,577)